FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, March 10, 2005, Encore Credit Receivables Trust 2005-1, Asset Backed Notes, Series 2005-1

333-118926

Name of Person Filing the Document
(If Other than the Registrant)

05047151

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

[TPW: NYLEGAL:309760.1] 17492-00080 03/10/2005 03:38 PM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Ruben Avilez
Title: Vice President

Dated: March 10, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

From: Schuman, Scott
Sent: Monday, March 07, 2005 9:53 AM
To: Hanckel, Robert
Subject: ECR 2005-1: Group 2 DTI

Weighted Average Debt to Income for Group 2 is approximately 42%.

Thank you

Scott Schuman
Wachovia Securities
Corporate and Investment Banking Group
301 South College Street, 10th Floor
One Wachovia Center
Mail Code: NC0610
Charlotte, NC 28288
(704) 374-4398